UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                   Hanson plc.
               --------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
              ---------------------------------------------------
                         (Title of class of securities)

                                    411352404
              ----------------------------------------------------
                                 (CUSIP number)

                                 October 7, 1999
              -----------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

----------------------
CUSIP No. 411352404                   13G
----------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      28,874,862
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      33,165,492
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,165,492
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------
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Item 1(a).     Name of Issuer:

               Hanson plc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 1 Grosvenor Place, London SW1X 7JH, United Kingdom.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Asset Management Group Limited ( the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is 20 Finsbury Circus, London EC2M 1NB, United Kingdom.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ]  Broker or dealer registered under section 15 of the Act;

               (b) [ ]  Bank as defined in section 3(a)(6) of the Act;

               (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;

               (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e) [ ]  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) [ ]  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ]  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

               (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.  Ownership.

               (a) Amount beneficially owned:

               The Reporting Person owns the amount of the Ordinary Shares as set forth on the cover page.

               (b) Percent of class:

               The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

               (c) Number of shares as to which such person has:

                              (i) sole power to vote or to direct the vote:

                                  The  Reporting  Person  has the sole  power to
                              vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                              (ii) shared power to vote or to direct the vote:

                                  The  Reporting  Person has the shared power to
                              vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                               (iii) sole power to dispose or to direct the disposition of:

                                  The  Reporting  Person  has the sole  power to
                              dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                                (iv) shared  power to dispose  or to direct the
                              disposition of:

                                  The  Reporting  Person has the shared power to
                              dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover pages: Deutsche Asset Management (International) Limited, Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited, and Deutsche Investment Trust Management Limited.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October __, 1999



                                       DEUTSCHE ASSET MANAGEMENT
                                         GROUP LIMITED


                                     By:/s/Anna Dawson
                                        ----------------------
                                        Name:  Anna Dawson
                                        Title: Senior Associate Director --
                                               Business Risk